Exhibit 99.1

[Pamphlet Translation]

To All Schering Shareholders

A Healthy Offer:
Every Schering Share is Now Worth EUR 86.

Offer to all Schering Shareholders:
Acceptance Period April 13 through May 31, 2006.

Werner Wenning,
Chairman of the Management Board
of Bayer AG

Dear Shareholders of Schering AG,

A few days ago we announced our intention to take over Schering AG, with seat in Berlin. On this occasion we would like to make you an attractive offer: we will pay EUR 86 for every Schering Share. This offer is not only roughly 61% higher than the unweighted 12-month average Schering Share price, but also 39% over the last traded price of Schering Shares before the occurrence of initial speculation regarding a takeover. It therefore pays to accept this offer.

The combination of Schering AG and the Pharma-Division of Bayer AG will result in the emergence of a new company with a focus on Speciality Care. Both the management and supervisory boards of Schering AG view this plan positively, and therefore effectively support it.

The combination offers new chances in various areas, from which all parties stand to profit: you, as shareholder, both Schering and Bayer as companies, and the city of Berlin as the future location of "Bayer-Schering-Pharma." I am therefore requesting that you acquaint yourself with our offer document and sell your Schering Shares to us.

Sincerely

Werner Wenning

Healthy Partnership:
Together in the International Top 10.

The planned acquisition of Schering is a consequential step in the realization of our strategy to strengthen the pharmaceutical business with a focus on Specialty Care (medical specialist products). We are convinced that the combination of Bayer Pharma and Schering will achieve a new company of international rank and will further strengthen its market position through the innovation of product portfolios and a well-filled pipeline.

"Bayer-Schering-Pharma" will have a well-balanced portfolio of established businesses and growth areas and will advance in the area of pharmaceutical specialties among the Top 10 worldwide providers.

The combination brings a host of other advantages: with our decision to establish the location of the new company in Berlin, we are strengthening the nation's capital city in its position as an innovative industry location. At the same time, we are providing the pharmaceutical location of Germany with even more repute.

With the acquisition of Schering we are one step closer to implementing our motto "Bayer: Science For A Better Life."

"We support the offer and will recommend to our shareholders—after examining the offer document—that they accept the offer."

—Dr. Hubertus Erlen,
Chairman of the Management Board of Schering AG (on the day of the publication of Bayer AG's intention to make an offer).

Healthy Offer:
Everything that you should know about the sale of your shares.

Our offer price of EUR 86 includes the following premiums:

  •
  11.69% (over Merck KGaA's offer price)
  •
  28.63% (over the last traded price before the announcement of Merck KGaA's intention to make an offer)
  •
  38.62% (over the last traded price before the occurrence of initial speculation regarding a takeover)
  •
  61.33% (over the 12-month average Schering Share price)

What do Schering AG shareholders have to do to accept the offer?
As a Schering AG stockholder, you can accept the offer by declaring acceptance in writing within the acceptance period (April 13 through May 31, 2006, 24:00 local time Frankfurt) to the financial institution or securities service provider that handles your securities account. Other details or acceptance of the offer will appear in the offer document.

Can I also accept the offer during the extended acceptance period?
Acceptance of the offer during the extended acceptance period (anticipated to run from June 9 through June 22, 2006) will only be possible if the minimum acceptance threshold of 75 percent is reached within the acceptance period. Schering shareholders cannot rely on being able to accept the offer during the extended acceptance period. Upon expiration of the extended acceptance period, the offer may no longer be accepted.